For Immediate Release

FORWARD INDUSTRIES ANNOUNCES SECOND QUARTER RESULTS

REPORTS INCREASED NET INCOME FOR THE QUARTER AND YEAR-TO-DATE

Pompano Beach, FL, April 22, 2003 -Forward Industries, Inc. (Nasdaq:FORD), a designer and distributor of custom carrying case solutions, today announced results for its second quarter and six-month period ended March 31, 2003.  Complete unaudited consolidated results for the periods are set forth in the tables accompanying this release.

For the second quarter, the Company reported an increase in sales of $52,000 to $3.90 million compared to $3.85 million in the same quarter last year.  Net income increased $140,000 to $191,000, or $.03 per diluted share, from $51,000 or $.01 per diluted share in last year's quarter.

For the first six months of fiscal 2003, net sales rose 17%, or $1.4 million, to $9.6 million from $8.2 million in the comparable period of fiscal 2002.  Net income increased $561,000 to $750,000 or $.13 per diluted share from $189,000 or $.03 per diluted share in the first six months of fiscal 2002.

Jerome E. Ball, Chairman and Chief Executive Officer of Forward, stated, "We are extremely pleased with the sales of our line of diabetes equipment carrying cases.  Compared to last year, sales of these products increased approximately 40% in the quarter and 35% year-to-date. Diabetes related products have become our largest revenue producer and generated approximately 55% of our sales in the second quarter, and 45% in the first six months of this year.  We did experience a decline in the sales of our cell phone products in the second quarter. Year-to-date, however, our cell phone product sales are approximately the same as last year at $4.1 million.  We are taking steps we believe will strengthen this line including adding items such as faceplates for the new Motorola phones, and working with the OEMs to expand our product offerings with them."

Mr. Ball continued, "On the expense side, we continued our focus on controlling costs. Compared to the second quarter last year, our operating expenses decreased approximately 11% and fell to 28% from 32% as a percentage of sales.  Our efforts helped us to achieve more earnings from operations despite essentially flat sales.  Overall, we are satisfied with the results for the second quarter, which historically has been a soft period for us, and are proud to have achieved our sixth consecutive quarter of profitability."

Mr. Ball concluded, "Our balance sheet is in excellent shape with $1.6 million in cash, no borrowings outstanding under our credit facilities and $3.9 million in working capital at March 31, 2003.  In September 2002, our Board authorized the Company to repurchase up to 400,000 shares of Forward's outstanding common stock.  We have purchased 45,200 shares in the open market under that authorization and plan to buy additional shares subject to market conditions and the cash requirements of the Company.  The stock repurchase is an indication of our continued confidence in Forward's short and long-term business prospects."

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Forward Industries, Inc. Press Release                                                                                              Page 2
April 22, 2003

About Forward Industries

Forward Industries, Inc. designs and distributes custom carrying case solutions primarily for cellular phones and medical monitoring equipment.  The Company sells its products directly to original equipment manufacturers and recently began marketing a line of Carry Solutions under the "Motorola" brand name. Forward's products can be viewed online at www.fwdinnovations.com and www.forwardindustries.com.

Statements in this press release other than statements of historical fact are "forward-looking statements."  Such statements are subject to certain risks and uncertainties, identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward-looking statements.  These forward-looking statements represent the Company's judgment as of the date of this release.  The Company disclaims, however, any interest or obligations to update these forward-looking statements.

CONTACT:	-or-	INVESTOR RELATIONS COUNSEL
Forward Industries, Inc.		The Equity Group Inc.
Jerome E. Ball, CEO		Loren Mortman
(954) 419-9544		(212) 836-9604
lmortman@equityny.com
www.theequitygroup.com

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Forward Industries, Inc. Press Release                                                                                              Page 3
April 22, 2003

FORWARD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2003	2002	2003	2002
Net sales...............................................................................	$ 3,903,559	$ 3,851,603	$ 9,595,200	$ 8,228,676
Cost of goods sold..............................................................	2,704,059	2,551,179	6,555,681	5,477,126
Gross profit...........................................................................	1,199,500	1,300,424	3,039,519	2,751,550

Operating expenses:
Selling...............................................................................	577,589	701,083	1,252,008	1,456,299
General and administrative............................................	499,371	515,134	1,119,359	1,037,037
Total operating expenses.........................................	1,076,960	1,216,217	2,371,367	2,493,336

Income from operations......................................................	122,540	84,207	668,152	258,214

Other income (expense):
Interest expense..............................................................	(1,288)	(14,230)	(2,689)	(35,876)
Interest income................................................................	1,702	3,938	4,838	11,253
Other income (expense)..................................................	59,579	(20,360)	96,376	(24,898)
Total other income (expense)...................................	59,993	(30,652)	98,525	(49,521)

Income before provision for income taxes.......................	182,533	53,555	766,677	208,693
Provision (benefit) for income taxes.................................	(8,600)	2,500	16,400	19,400

Net income ...........................................................................	$ 191,133	$ 51,055	$ 750,277	$ 189,293

Net income per common and common equivalent share
Basic............................................................................	$ 0.03	$ 0.01	$ 0.13	$ 0.03
Diluted.........................................................................	$ 0.03	$ 0.01	$ 0.13	$ 0.03

Weighted average number of common and common equivalent shares outstanding
Basic.............................................................................	5,783,774	5,825,641	5,798,841	5,825,641
Diluted..........................................................................	5,953,929	5,825,641	5,883,918	5,825,641

The accompanying notes are an integral part of the consolidated financial statements.

Forward Industries, Inc. Press Release                                                                                              Page 4
April 22, 2003

FORWARD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2003	2002
ASSETS	(Unaudited)

Current assets:
Cash and cash equivalents............................................................................................	$ 1,564,786	$ 1,207,311
Accounts receivable - net .............................................................................................	2,406,221	2,680,916
Inventories........................................................................................................................	1,111,128	718,986
Prepaid expenses and other current assets.................................................................	239,034	219,124
Deferred tax asset............................................................................................................	15,500	15,500
Total current assets......................................................................................................	5,336,669	4,841,837

Property, plant and equipment - net................................................................................	315,057	341,187
Deferred tax asset...............................................................................................................	161,700	164,500
Other assets.........................................................................................................................	41,337	41,337
TOTAL ASSETS...........................................................................................................	$ 5,854,763	$ 5,388,861

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable...........................................................................................................	$ 926,803	$ 1,306,381
Accrued expenses and other current liabilities...........................................................	455,190	291,984
Current portion of capital lease obligations................................................................	28,752	27,814
Total current liabilities.................................................................................................	1,410,745	1,626,179

Long term portion of capital lease obligations...............................................................	44,136	58,751

Commitments and contingencies

Stockholders' equity:
Preferred stock, 4,000,000 authorized shares, par value $.01; none issued.............	--	--
Common stock, 40,000,000 authorized shares, par value $.01; 6,286,531
shares issued (including 506,090 and 460,890 shares, respectively, held in treasury).........................................................................................................................	62,865	62,865
Paid-in capital...................................................................................................................	8,251,780	8,251,780
Accumulated deficit........................................................................................................	(3,178,550)	(3,928,827)
	5,136,095	4,385,818
Less: Cost of shares in treasury....................................................................................	(736,213)	(681,887)
Total stockholders' equity...........................................................................................	4,399,882	3,703,931

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........................................	$ 5,854,763	$ 5,388,861